UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

DORIAN LPG LTD.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

Cusip No. Y2106R110	SCHEDULE 13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS BW Euroholdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,826,460
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,826,460

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,826,460
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*

The calculation assumes that there are a total of 55,228,723 Common Shares outstanding as of July 16, 2018, which is based on information provided by the Issuer in its Annual Report on Form 10-K for the fiscal year ended March 31, 2018 (the “2018 10-K”).

Cusip No. Y2106R110	SCHEDULE 13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS BW Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,826,560
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,826,560

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,826,560
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,228,723 Common Shares outstanding as of July 16, 2018, which is based on information provided by the Issuer in the 2018 10-K.

Cusip No. Y2106R110	SCHEDULE 13D	Page 4 of 8

1.	NAMES OF REPORTING PERSONS BW LPG Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,228,723 Common Shares outstanding as of July 16, 2018, which is based on information provided by the Issuer in the 2018 10-K.

Cusip No. Y2106R110	SCHEDULE 13D	Page 5 of 8

1.	NAMES OF REPORTING PERSONS Sohmen Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,826,560
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,826,560

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,826,560
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	The calculation assumes that there are a total of 55,228,723 Common Shares outstanding as of July 16, 2018, which is based on information provided by the Issuer in the 2018 10-K.

Cusip No. Y2106R110	SCHEDULE 13D	Page 6 of 8

1.	NAMES OF REPORTING PERSONS BW LPG Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,228,723 Common Shares outstanding as of July 16, 2018, which is based on information provided by the Issuer in the 2018 10-K.

Cusip No. Y2106R110	SCHEDULE 13D	Page 7 of 8

Item 1.  Security and Issuer.

This Amendment No. 6 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 28, 2015, as amended by Amendment No. 1 filed on August 31, 2015, Amendment No. 2 filed on January 29, 2018, Amendment No. 3 filed on February 1, 2018, Amendment No. 4 filed on May 29, 2018 and Amendment No. 5 filed on July 9, 2018 (collectively with this Amendment No. 6, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Dorian LPG Ltd., a company incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”). The Issuer’s principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On July 12, 2018, BW LPG entered into an agreement with each of Baudoin Lorans, Ouma Sananikone and Jeffrey Schwarz (each, an “Independent Nominee”) with respect to his or her nomination by LPG Holding to stand for election to the Issuer’s Board of Directors and to be named in any proxy statement, consent solicitation statement or other materials that may be prepared by BW LPG, Euroholdings, LPG Holding or their respective affiliates in connection with the foregoing election (each such agreement, a “Nomination Agreement,” and together, the “Nomination Agreements”). Each Independent Nominee has also agreed, if elected, to serve as a director on the Issuer’s Board of Directors, and in that capacity to act in the best interests of the Issuer and its shareholders and to exercise his or her independent judgment in accordance with his or her fiduciary duties in all matters that come before the Issuer’s Board of Directors. Pursuant to the Nomination Agreements, BW LPG has agreed to pay certain out-of-pocket expenses incurred by each Independent Nominee in connection with his or her nomination for election to the Issuer’s Board of Directors, and subject to certain exceptions, to indemnify each Independent Nominee with respect to losses, claims and other costs and expenses to which such Independent Nominee may become subject or may incur arising out of the solicitation of proxies for the Independent Nominee’s election to the Issuer’s Board of Directors. The Independent Nominees will not be entitled to receive compensation from BW LPG for serving as nominees, for being elected to the Issuer’s Board of Directors or for service as directors on the Issuer’s Board of Directors. The foregoing description of the Nomination Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Nomination Agreement, which is attached as Exhibit 99.10 hereto and is incorporated by reference herein.

On July 16, 2018, LPG Holding timely delivered a letter (the “Notice Letter”) to the Issuer’s Secretary submitting notice of LPG Holding’s intention to nominate each Independent Nominee to stand for election to the Issuer’s Board of Directors at the Issuer’s 2018 Annual Meeting of Shareholders in accordance with Article III, Section 3 of the Bylaws of the Issuer adopted on July 1, 2013 (the “Bylaws”). The Notice Letter provided certain information regarding LPG Holding and each Independent Nominee in compliance with the requirements of Article III, Section 3 of the Bylaws.

On July 16, 2018, BW LPG issued a press release announcing that it had notified the Issuer of its intention to nominate each of the Independent Nominees to stand for election to the Issuer’s Board of Directors.

The election of the Independent Nominees to the Issuer’s Board of Directors would result in a change to the Issuer’s Board of Directors.

Each of the Reporting Persons is supportive of the nomination and election of each of the Independent Nominees to serve on the Issuer’s Board of Directors.

Item 7. Material To Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to include the following exhibits:

Exhibit 99.10	Form of Nomination Agreement
Exhibit 99.11	Notice of Intention to Nominate Persons for Election as Directors, dated July 12, 2018
Exhibit 99.12	Press Release, dated July 16, 2018

Cusip No. Y2106R110	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2018

BW EUROHOLDINGS LIMITED

By: /s/ Billy Chiu

Name: Billy Chiu
Title: Authorized Signatory

BW GROUP LIMITED

By: /s/ Nicholas Fell

Name: Nicholas Fell
Title: Authorized Signatory

SOHMEN FAMILY FOUNDATION

By: /s/ Andreas Sohmen-Pao

Name: Andreas Sohmen-Pao
Title: Authorized Signatory

BW LPG LIMITED

By: /s/ Andreas Sohmen-Pao

Name: Andreas Sohmen-Pao
Title: Authorized Signatory

BW LPG HOLDING LIMITED

By: /s/ Elaine Ong Yi Ling

Name: Elaine Ong Yi Ling
Title: Authorized Signatory